Mail Stop 6010

November 21, 2006

<u>Via Facsimile and U.S. Mail</u>

Mr. Alan F. Krock
Chief Financial Officer
PMC-Sierra, Inc.
Mission Towers One
3975 Freedom Circle
Santa Clara, CA   95054-1203

> **Re: PMC-Sierra, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 9, 2006**
> **File No. 0-19084**

Dear Mr. Krock:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

General

1.   We continue to evaluate your response to prior comment 2. We will have further comment.

Note 9. Long-term debt, page 71

2.   We note your response to comment 4. Please revise future filings to disclose the pertinent terms of the registration rights agreements, including specifically the amounts of any liquidated damages, the events that would require you to pay them and whether they are capped.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3671 if you have questions regarding this comment.

                                Sincerely,

                                Martin F. James
                                Senior Assistant Chief Accountant